EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
	(in thousands, except per share data)
BASIC
Net Income	$419	$390	$844	$789
/ Weighted Average Shares	2,619	2,610	2,617	2,609
Basic Earnings Per Share	$0.16	$0.15	$0.32	$0.30
DILUTED
Net Income	$419	$390	$844	$789
/ Weighted Average Shares	2,648	2,611	2,641	2,610
Diluted Earnings Per Share	$0.16	$0.15	$0.32	$0.30